FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2004

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No X
              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Materials Contained in this Report:

1. Executive summary of the registrant's Japanese-language Interim Securities Report, which was submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 15, 2004.


2. English-language translation of the registrant's Interim Consolidated Financial Statements for the six-month period ended September 30, 2004, which was filed with the Chief of the Kanto Local Finance Bureau as part of the registrant's Interim Securities Report.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Advantest Corporation



                                    By:    /S/ HITOSHI OWADA
                                       --------------------------------------
                                       Name:  Hitoshi Owada
                                       Title:   Director and
                                                Managing Executive Officer


Date:  December 15, 2004